United States securities and exchange commission logo





                              February 25, 2021

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amended
Registration Statement on Form 10
                                                            Filed February 8,
2021
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Form 10 Registration Statement

       There are risks to investors resulting from the possibility that the spin-off, page 18

   1. We note that your revised disclosure on pages 9-10 and 18 in response to prior comment 8 contains several legal
assertions regarding the spin-off. If you have received an opinion from counsel as to the
legality of the spin-off transactions, please say so, identify counsel that provided the
opinion, and file a consent of counsel per Item 601(b)(23) of Regulation
                                                        S-K and Rule 436 under
the Securities Act. If you have not received such a legal opinion, please delete the fifth
and sixth paragraphs on page 10 and the last two paragraphs on page 18, as they appear
to mitigate the risks being described and suggest that you are making legal
conclusions.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Igwealor
Kid Castle Educational Corporation
February 25, 2021
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                        Sincerely,
FirstName LastNameFrank Igwealor
                                                        Division of Corporation
Finance
Comapany NameKid Castle Educational Corporation
                                                        Office of Trade &
Services
February 25, 2021 Page 2
cc:       Mary Shea, Esq.
FirstName LastName